SEC FILE NUMBER: 0-7900

CUSIP NUMBER:  53215T106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1 to
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):      ☑  Form 10-K       ☐  Form 20-F       ☐  Form 11-K        ☐   Form 10-Q
☐   Form 10D       ☐   Form N-SAR       ☐  Form N-CSR

For Period Ended: February 28, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Life Partners Holdings, Inc.
Full name of registrant

N/A
Former name if applicable

204 Woodhew Drive
Address of Principal Executive Office (Street and number)

Waco, Texas 76712
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On May 16, 2011, Life Partners Holdings, Inc. (“We”) filed a Form 12b-25 disclosing that we were unable to file our Annual Report on Form 10-K for the year ended February 28, 2011 (the “2011 Annual Report”) by the prescribed date because management had not completed its determination of the timing and amount of certain non-cash impairment charges relating to our life settlements held for investment.

At the time of filing the Form 12b-25, we anticipated that we would file our 2011 Annual Report within the 15 day period allowed by the extension under Rule 12b-25.  The impairment determinations and their implementations, which will involve further review by our independent auditor, will take longer than we anticipated, and we do not expect to file our 2011 Annual Report within the 15 day extension period.  We have also encountered unanticipated delays from a reexamination of our revenue recognition policies with our independent auditor.  We believe our revenue recognition policies are appropriate and do not anticipate retroactive changes at this time.  We will file our 2011 Annual Report as soon as we complete our impairment determinations and the external audit is finished.  At this time, no definitive date has been discussed for the annual filing.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David M. Martin	(254) 751-7797
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☑    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☑    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Form 12b-25 filed May 16, 2011, we indicated that we anticipate reporting a significant change in results of operations for the year ended February 28, 2011 (“fiscal 2011”), compared to the year ended February 28, 2010 (“fiscal 2010”), primarily due to a large market drop in the estimated volume for life settlements generally and the impact in our fourth fiscal quarter of the publication of news articles criticizing our operations coupled with our disclosure of an SEC investigation and due to the impairment charges against investments in policies (life settlements).

We currently anticipate a total impairment charge of approximately $10.9 million, which will be recorded for fiscal 2011.  Assuming a $10.9 million impairment charge, our unaudited, preliminary results of operations for fiscal 2011 are as follows:

•
Revenues decreased by $19,410,445, or 17.1%, from $112,996,283 to $93,585,838, primarily due to the decreased number of settlements from 201 to 158, a decrease in the total face value of policies from $590,189,000 to $492,323,743, and a $2.3 million decrease due to increased deferred monitoring costs.

•	Net income decreased by $13,558,245, or 46.1%, from $29,426,278 to $15,868,033, primarily due to the reasons noted above (including impairment charges).

•	Operating and administrative expenses, without the impairment charge, were comparable for the periods: $14,294,149 in fiscal 2011 vs. $14,581,310 for fiscal 2010.

•
Net cash flows from operating activities decreased by 0.6%, decreasing $179,673 from $31,089,880 to $30,910,207.  The decline in net income was largely offset by a reduction of account receivable of $5,928,109.

•	Working capital was $27,897,855, which decreased by $2,160,981.

The financial results and financial position for fiscal 2011 described above are unaudited and subject to change based on the completion of our 2011 Annual Report.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including regarding our expectations as to the filing date of our Annual Report and as to our financial results, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to, our ability to perform the valuations necessary to complete the impairment determinations, completion of our financial statements and Annual Report, finalization of the audit and any resulting adjustments, the ongoing effects of the SEC investigation, including its impact on the work of our independent auditors, our ability to file its Annual Report within the extension period, the impact on our business and the risks detailed from time to time in our periodic reports filed with the SEC.  We disclaim any intent or obligation to update or revise any forward looking statements.

Life Partners Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2011	By: /s/ David M. Martin Name: David M. Martin Title: Chief Financial Officer